UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-41385

Visionary Holdings Inc.

(Registrant's Name)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B OA2 905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                        40-F ☐

Entry into Material Definitive Agreements

On December 30, 2024, Visionary Holdings Inc. (the “Company”) entered into a Cooperation Agreement (the “UBX Agreement”) with UBX Technology Inc. (“UBX”) for the establishment of a joint venture company to be named Goldmine Technology Finance Group Inc. (“Goldmine”) and engaging in the business of digital currency technology digital currency exchange. Pursuant to the UBX Agreement, the Company will invest $1.5 million in exchange for a 51% equity interest in Goldmine, and UBX will invest cash and tangible and intangible assets including licenses and permits, patents and personnel relating to digital currency technology and digital currency exchange, in exchange for a 49% equity interests in Goldmine. The transaction is expected to close in the first half 2025, subject to customary closing conditions.

On the same day, the Company also entered into a Cooperation Agreement (the “Gensea Agreement”) with Gensea International Co. Limited (“Gensea”) and Gensea’s controlling shareholder for the establishment of a joint venture company, to be named American Precision Biotech Inc. (“APB”) and engaging in the business of research & development, manufacturing and sales of cancer self-test kits. Pursuant to the Gensea Agreement, the Company will invest $1 million in exchange for a 51% equity interests in APB, and Gensea will invest patent license, licenses and permits, customer resources and existing projects relating to cancer self-test kits, in exchange for a 49% equity interests in APB. The transaction is expected to close in the first half of 2025, subject to customary closing conditions.

The foregoing descriptions of the UBX Agreement and the Gensea Agreement do not purport to be complete and are qualified in its entirety by reference to each of the UBS Agreement and the Gensea Agreement. English translations of the agreements are filed as Exhibits 4.1 and 4.2 hereto and are incorporated herein by reference.

Financial Statements and Exhibits

Exhibit No	Description
4.1	English Translation of Cooperation Agreement with UBX Technology Inc. dated December 30, 2024

4.2	English Translation of Cooperation Agreement with Gensea International Co. Limited dated December 30, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

	By:	/s/ Xiyong Hou
January 31, 2025	Name: Title:	Xiyong Hou Chief Executive Officer

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